SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                     GZA GeoEnvironmental Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   362386-10-4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 9, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

=        Note.  six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)





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CUSIP No. 362386-10-4                   13D          Page 2 of 11 Pages
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================================================================================


       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         ACQUISITOR PLC
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3        SEC USE ONLY

--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                         DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             219,200 (1)
 OWNED BY EACH      ------------------------------------------------------------
REPORTING PERSON
      WITH
                        8         SHARED VOTING POWER

                                           -0-
                    ------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           219,200
                    ------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         219,200
--------------------------------------------------------------------------------
       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     / /
--------------------------------------------------------------------------------
       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.30%
--------------------------------------------------------------------------------
       14       TYPE OF REPORTING PERSON*
                         CO
================================================================================

(1) Acquisitor plc is subject to the voting provisions of a Purchase Agreement between itself and Futureco Environmental, Inc. dated as of May 9, 2000, as summarized in Item 6 below.



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CUSIP No. 362386-10-4                   13D          Page 3 of 11 Pages
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         The following  constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 4 is amended to read as follows:

Item 4. Purpose of Transaction.
        -----------------------

          The Reporting Person granted an option to purchase the shares of Common Stock of the Issuer it beneficially owns (the "Options") subject to the terms and conditions of that certain Purchase Agreement between the Reporting Person and Futureco Environmental, Inc. ("Futureco") dated as of May 9, 2000 (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference as if specifically set forth here.

         In the event that the Options are not exercised by Futureco, the Reporting Person intends to continue to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. In such circumstances, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions including the Purchase Agreement, or to change its intention with respect to any and all matters referred to in this Item 4.


Item 6 is amended to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

         The Reporting Person is a party to the Purchase Agreement. The Reporting Person has granted Futureco an option to purchase all the shares of Common Stock it presently owned and it may own until the Expiration Date (as defined in the Purchase Agreement). The Purchase Agreement prohibits the Reporting Person from transferring, selling, exchanging, pledging or otherwise disposing or encumbering such shares of Common Stock until the Expiration Date. Until such Expiration Date, the Reporting Person further promises that at every meeting of the



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CUSIP No. 362386-10-4                   13D          Page 4 of 11 Pages
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stockholders of the Issuer called with respect to the  Transactions  (as defined in the Purchase Agreement), and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Issuer with respect to the Transactions, the Reporting Person shall vote the shares of Common Stock it beneficially owned in favor of adoption and approval of the Transactions and any matter that could reasonably be expected to facilitate the Transactions. The obligation of the Reporting Person to sell such shares of Common Stock is contingent upon Futureco or its affiliate entering into a definitive agreement with the Issuer with respect to the Merger (as defined in the Purchase Agreement) or the sale is in furtherance of the Transactions.

         The exercise price for the option granted under the Purchase Agreement is at a price per share of Common Stock equal to the greater of $6.25 per share or the per share price paid to the "public" shareholders of the Issuer in connection with the Transactions.


Item 7 is amended to read as follows:

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         The following documents are filed herewith:

         Exhibit 1 - Purchase Agreement between Futureco Envioronmental, Inc. and Acquisitor plc dated as of May 9, 2000.




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CUSIP No. 362386-10-4                   13D          Page 5 of 11 Pages
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                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 9, 2000                         ACQUISITOR PLC


                                             By: /s/ Duncan Soukup
                                                 -------------------------
                                             Name: Duncan Soukup
                                             Title: Managing Director





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CUSIP No. 362386-10-4                   13D          Page 6 of 11 Pages
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                                    Exhibit 1

                               PURCHASE AGREEMENT

         This Purchase Agreement (the "Purchase Agreement") is made and entered into as of May 9, 2000, by and between Futureco Environmental, Inc., a Delaware corporation ("Futureco"), and the undersigned stockholder ("Holder") of GZA GeoEnvironmental Technologies, Inc., a Delaware corporation ("GZA").

                                    RECITALS

         Futureco has presented a proposal to the board of directors of GZA to acquire (either directly or through an affiliate) all of the outstanding capital stock of GZA through various transactions yet to be determined, but including a merger (the "Merger" which, together with the other transactions, are collectively referred to herein as the "Transactions"). The Holder is the beneficial owner of such number of shares of outstanding capital stock and all rights, warrants and options to acquire shares of capital stock of GZA as is indicated on the final page of this Purchase Agreement (the "GZA Securities").

         In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:



                                    AGREEMENT

         1.       Agreement to Sell GZA Securities.
                  ---------------------------------

                  (a) Transfer and Encumbrance. Except as provided herein, Holder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber the GZA Securities or any New GZA Securities (as defined in Section 1(b)), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earliest to occur of (i) the purchase of the GZA Securities and the New GZA Securities pursuant to the provisions hereof; (ii) notice to the Holder by Futureco that it has been unable for whatever reason to consummate the Transactions; (iii) the failure of Futureco or its affiliate to enter into a definitive agreement with GZA with respect to the Transactions on or before June 30, 2000; and (iv) September 30, 2000.

                  (b) New GZA Securities. Until the Expiration Date, Holder agrees that any shares of capital stock of GZA and all rights, warrants and options to acquire shares of capital stock of GZA that Holder purchases or with respect to which Holder otherwise acquires beneficial ownership after the date of this Purchase Agreement and prior to the Expiration Date ("New GZA



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CUSIP No. 362386-10-4                   13D          Page 7 of 11 Pages
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Securities")  shall be  subject  to the terms and  conditions  of this  Purchase
Agreement to the same extent as if they constituted GZA Securities.

                  (c) Sale of Securities. Subject to the terms and conditions hereof, Futureco agrees to purchase and Holder agrees to sell the GZA Securities and any New GZA Securities on the Closing Date (as hereinafter defined) at a price equal to the greater of (i) $6.25 per share or (ii) the per share price paid to the "public" shareholders of GZA in connection with the Transactions.
Notwithstanding the above, Holder shall not be required to sell the GZA Securities or the New GZA Securities to Futureco unless and until Futureco or its affiliate shall have entered into a definitive agreement with respect to the Merger, or the sale is otherwise in furtherance of the Transactions.

                  (d) Closing. The purchase and sale of the GZA Securities and New GZA Securities shall take place at the offices of Bowditch & Dewey, LLP, 311 Main Street, Worcester, Massachusetts on a date which is set forth in a notice from Futureco to Holder which date shall be no earlier than ten days from the date of such notice, but in any event no later than September 30, 2000 (the "Closing Date"). At the Closing, the Holder shall deliver to Futureco the GZA Securities and the New GZA Securities (by DTC book-entry to a brokerage account designated by Futureco) which Futureco is purchasing against delivery to the Holder by Futureco of a bank wire in the amount of the purchase price therefore, payable to the Holder's order; provided, however, if the Closing Date is prior to the time that the alternate price described in Section 1(c)(ii) can be determined, the consideration paid at the Closing Date shall be $6.25 per share with the remainder of the price, if any, being paid at such time as the public shareholders are paid.

         2. Agreement to Vote GZA Securities. Until the Expiration Date, at every meeting of the stockholders of GZA called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of GZA with respect to any of the following, Holder shall vote the GZA Securities and any New GZA Securities in favor of adoption and approval of the Transaction and any matter that could reasonably be expected to facilitate the Transactions. This Purchase Agreement is intended to bind Holder as a stockholder of GZA only with respect to the specific matters set forth herein.

         3. Representations, Warranties, Covenants of Holder. Holder hereby represents, warrants, covenants and agrees as follows:

                  (a) Authority and Status.  Holder (i) is the beneficial  owner of the GZA Securities, and at the Closing Date will be transferred free and clear of any liens, claims, options, charges or other encumbrances, and are not subject to any stockholder agreements, voting trusts, proxies or other arrangements or understandings among the stockholders of GZA relating to the voting of their respective shares, (ii) does not beneficially own any shares of capital stock of GZA other than the GZA Securities and (iii) has full power and authority to make, enter into and carry out the terms of this Purchase Agreement. The execution, delivery and performance of this Purchase Agreement and the consummation of the transactions contemplated hereby will not result in any violation of any judgment or decree by which Holder is bound or be in conflict with, or constitute



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CUSIP No. 362386-10-4                   13D          Page 8 of 11 Pages
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with or without the passage of time and giving of notice, either a default under any instrument, judgment, order, writ, decree or contract, or an event which results in the creation of any material lien charge or encumbrance upon any assets of the Holder.

                   (b) Waivers. Holder hereby waives, effective as of the Closing Date, any liquidation, redemption, anti-dilution, registration rights, information rights, preemptive rights, priority rights, rights of first refusal, co-sale or other similar rights, if any, relating to the GZA Common Stock under the terms of the certificate of incorporation or bylaws of GZA or any agreement to which Holder is a party in effect immediately prior to the Effective Time.

                  (c) Accuracy of Representations, Warranties and Certifications. Except to the extent written notification to the contrary is received by Futureco from Holder prior to the Closing Date, the representations, warranties and certifications contained herein shall be accurate at all times from the date hereof through the Closing Date.

         4. Representations and Warranties of Futureco. Futureco hereby represents and warrants that Futureco has full power and authority to enter into this Purchase Agreement. The execution, delivery and performance of this Purchase Agreement and the consummation of the transactions contemplated hereby will not result in any violation of any judgment or decree by which Futureco is bound or be in conflict with, or constitute with or without the passage of time and giving of notice, either a default under any instrument, judgment, order, writ, decree or contract, or an event which results in the creation of any material lien charge or encumbrance upon any assets of Futureco. Except to the extent written notification to the contrary is received by Holder from Futureco prior to the Closing Date, the representations, warranties and certifications contained herein shall be accurate at all times from the date hereof through the Closing Date.

         5. Additional Documents. Holder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Futureco, to carry out the purpose and intent of this Purchase Agreement.

         6. Termination. This Purchase Agreement shall terminate and shall have no further force or effect as of the Expiration Date and the parties hereto shall have no further obligations except for those provisions which by their terms survive. Without limiting the generality of the foregoing, Futureco shall have no purchase obligations under the provisions of Section 1(c) after delivery of the notice described in Section 1(a).

         7.   Miscellaneous.

              (a) Amendments and Waivers. Any term of this Purchase Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 7(a) shall be binding upon the parties and their respective successors and assigns.



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CUSIP No. 362386-10-4                   13D          Page 9 of 11 Pages
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              (b)  Governing  Law.  This  Purchase  Agreement  and all  acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

              (c) Counterparts. This Purchase Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

              (d) Titles and Subtitles. The titles and subtitles used in this Purchase Agreement are used for convenience only and are not to be considered in construing or interpreting this Purchase Agreement.

              (e) Notices. Any notice required or permitted by this Purchase Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth on the final page of this Purchase Agreement, or as subsequently modified by written notice.

              (f) Severability. If one or more provisions of this Purchase Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Purchase Agreement, (ii) the balance of this Purchase Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Purchase Agreement shall be enforceable in accordance with its terms.

                  (g) Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Purchase Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit proceeds to final judgment.



                            [Signature page follows]



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CUSIP No. 362386-10-4                   13D          Page 10 of 11 Pages
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The parties have caused this  Purchase  Agreement to be duly  executed as of the date first above written.

                               FUTURECO ENVIRONMENTAL, INC.,

                               By: /s/ William R. Beloff
                                   ---------------------------------
                                     Name: William R. Beloff
                                     Title: President

                               Address:  c/o Bowditch & Dewey, LLP
                               311 Main Street
                               Worcester, MA 01609

                               Facsimile:        (508) 756-7636
                                                 --------------




                               "HOLDER"

                               ACQUISITOR PLC


                               By: /s/ Duncan Soukup
                                   ---------------------------------
                                     Name: Duncan Soukup
                                     Title: Managing Director

                               Holder's Address for Notice:

                               Avery House
                               -----------
                               52 Brooks Mews
                               --------------
                               London, W1Y 1LE
                               ---------------
                               U.K.
                               ----

                               Facsimile: 011 44207 499 5312




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CUSIP No. 362386-10-4                   13D          Page 11 of 11 Pages
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                               GZA Securities beneficially owned:


                               Shares of Common Stock of GZA
                               GeoEnvironmental Technologies, Inc.
                               owned as of the date of this Purchase
                               Agreement:                                219,000

                               Shares of Common Stock of GZA
                               GeoEnvironmental Technologies, Inc.
                               owned as of the date of the Purchase
                               Agreement issuable upon exercise of
                               outstanding options and warrants:             N/A